SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106	Schedule 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,521
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 427,521
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 427,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 307068106	Schedule 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS LIONEYE ONSHORE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	Schedule 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS LIONEYE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307068106	Schedule 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 702,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 702,900
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 702,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307068106	Schedule 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 702,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 702,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 702,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	Schedule 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 702,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 702,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 702,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	Schedule 13D	Page 8 of 16 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”). The principal executive office of the Issuer is located at 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343..

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by:

(i) LionEye Master Fund Ltd, a Cayman Islands exempted company (“LionEye Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii) LionEye Onshore Fund LP, a Delaware limited partnership (“LionEye Onshore”), with respect to the Shares directly and beneficially owned by it;

(iii) LionEye Advisors LLC, a Delaware limited liability company (“LionEye Advisors”), as the general partner of LionEye Onshore;

(iv) LionEye Capital Management LLC, a Delaware limited liability company (“LionEye Capital Management”), as the investment manager of LionEye Master Fund, LionEye Onshore and of certain managed accounts (the “LionEye Capital Management Accounts”);

(v) Stephen Raneri, as a managing member of each of LionEye Capital Management and LionEye Advisors; and

(vi) Arthur Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of LionEye Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Caymana Bay Grand Cayman KY1-9007, Cayman Islands. The address of the principal office of each of LionEye Onshore, LionEye Advisors, LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019. The officers and directors of LionEye Master Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of each of LionEye Master Fund and LionEye Onshore is investing in securities. The principal business of LionEye Advisors is serving as the general partner of LionEye Onshore. The principal business of LionEye Capital Management is serving as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts. The principal occupation of each of Messrs. Raneri and Rosen is serving as a managing member of LionEye Capital Management.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 307068106	Schedule 13D	Page 9 of 16 Pages

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Raneri and Rosen are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares purchased by LionEye Master Fund and LionEye Onshore and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule B. The aggregate purchase price of the 427,521 Shares beneficially owned by LionEye Master Fund is approximately $12,341,051, including brokerage commissions. The aggregate purchase price of the 43,412 Shares beneficially owned by LionEye Onshore is approximately $1,174,454, including brokerage commissions. The aggregate purchase price of the 231,967 Shares held in the LionEye Capital Management Accounts is approximately $6,824,029, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were (and continue to be) undervalued and represented an attractive investment opportunity. Consistent with their investment purpose, the Reporting Persons have had and intend to have in the future discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”), as well as other shareholders and other interested parties, and have offered and intend to offer suggestions and advice to the Issuer regarding measures and changes that would maximize shareholder value. Such discussions and advice may relate to: the Issuer’s capital structure, including providing for a significant return of capital to shareholders; improving the Issuer’s capital allocation policies; cost cutting opportunities; management and Board composition; the Issuer’s strategic direction and alternatives; other matters to increase shareholder value; and matters that the Reporting Persons may deem relevant to their investment in the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur in connection with any of the matters discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategy, actions taken by the Board and management, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further communications with management and the Board, as well as shareholders of the Issuer and other interested parties, concerning matters that the Reporting Persons deem relevant to their investment in the Issuer, making proposals to the Issuer designed to maximize shareholder value, purchasing additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, engaging in short selling of or any hedging or similar transaction with respect to the Securities, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 307068106	Schedule 13D	Page 10 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,143,552 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

(i) LionEye Master Fund:

	(a)	As of the close of business on January 9, 2015, LionEye Master Fund beneficially owned 427,521 Shares.
Percentage: Approximately 6.0%.
	(b)	1.	Sole power to vote or direct vote: 427,521
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 427,521
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Master Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

(ii)	LionEye Onshore:
	(a)	As of the close of business on January 9, 2015, LionEye Onshore beneficially owned 43,412 Shares.
Percentage: Approximately 0.6%.
	(b)	1.	Sole power to vote or direct vote: 43,412
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 43,412
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

(iii)	LionEye Advisors:
	(a)	LionEye Advisors, as the general partner of LionEye Onshore, may be deemed the beneficial owner of the 43,412 Shares beneficially owned by LionEye Onshore.
Percentage: Approximately 0.6%.
	(b)	1.	Sole power to vote or direct vote: 43,412
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 43,412
		4.	Shared power to dispose or direct the disposition: 0

	(c)	LionEye Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 307068106	Schedule 13D	Page 11 of 16 Pages

(iv)	LionEye Capital Management:
	(a)	As of the close of business on January 9, 2015, 231,967 Shares were held in the LionEye Capital Management Accounts. LionEye Capital Management, as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 427,521 Shares beneficially owned by LionEye Master Fund, (ii) 43,412 Shares beneficially owned by LionEye Onshore and (iii) 231,967 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 9.8%.
	(b)	1.	Sole power to vote or direct vote: 702,900
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 702,900
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund and LionEye Onshore during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

(v)	Messrs. Raneri and Rosen:
	(a)	Each of Messrs. Raneri and Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, may be deemed the beneficial owner of the (i) 427,521 Shares beneficially owned by LionEye Master Fund, (ii) 43,412 Shares beneficially owned by LionEye Onshore and (iii) 231,967 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 9.8%.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 702,900
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 702,900

	(c)	None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of LionEye Master Fund, LionEye Onshore and through the LionEye Capital Management Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 307068106	Schedule 13D	Page 12 of 16 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 12, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
99.1	Joint Filing Agreement, dated January 12, 2015.

CUSIP No. 307068106	Schedule 13D	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2015

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Director

LionEye Onshore Fund LP

By:	LionEye Advisors LLC, its General Partner

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

LionEye Advisors LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP No. 307068106	Schedule 13D	Page 14 of 16 Pages

SCHEDULE A

Directors and Officers of LionEye Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Brad Cowdroy Director	Director of ICG Management Limited	Landmark Square 64 Earth Close, PO Box 715 Grand Cayman KY1-1107 Cayman Islands	Australia

Boris Onefator Director	Founder and CEO of Constellation Investment Consulting	305 Madison Avenue Suite 2036 New York, NY, 10165	United States of America

Stephen Raneri Director*

* Mr. Raneri is a Reporting Person and, as such, the information with respect to Mr. Raneri called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 307068106	Schedule 13D	Page 15 of 16 Pages

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

	LIONEYE MASTER FUND LTD

Purchase of Common Stock(1)	53,023	25.50000	12/1/2014
Purchase of Common Stock	16,078	26.11840	12/9/2014
Purchase of Common Stock	818	25.99532	12/12/2014
Purchase of Common Stock	7,947	25.58142	12/16/2014
Purchase of Common Stock	1,464	25.61131	12/16/2014
Purchase of Common Stock	5,451	27.15658	12/18/2014
Purchase of Common Stock	2,129	27.41711	12/30/2014
Purchase of Common Stock(2)	11,964	26.27000	1/2/2015

	LIONEYE ONSHORE FUND LP

Purchase of Common Stock	1,174	26.11840	12/9/2014
Purchase of Common Stock	60	25.99532	12/12/2014
Purchase of Common Stock	722	25.58142	12/16/2014
Purchase of Common Stock	133	25.61131	12/16/2014
Purchase of Common Stock	495	27.15658	12/18/2014
Purchase of Common Stock	215	27.41711	12/30/2014
Sale of Common Stock(3)	(366)	26.27000	1/2/2015

LIONEYE CAPITAL MANAGEMENT LLC

(Through the LionEye Capital Management Accounts)

Purchase of Common Stock	3,207	26.11840	12/9/2014
Purchase of Common Stock	2,141	26.11840	12/9/2014
Purchase of Common Stock	158	25.99532	12/12/2014
Purchase of Common Stock	139	25.99532	12/12/2014
Purchase of Common Stock	1,557	25.58142	12/16/2014
Purchase of Common Stock	287	25.61131	12/16/2014
Purchase of Common Stock	1,367	25.58142	12/16/2014
Purchase of Common Stock	252	25.61131	12/16/2014
Purchase of Common Stock	1,067	27.15658	12/18/2014

CUSIP No. 307068106	Schedule 13D	Page 16 of 16 Pages

Purchase of Common Stock	936	27.15658	12/18/2014
Purchase of Common Stock	448	27.41711	12/30/2014
Purchase of Common Stock	256	27.41711	12/30/2014
Purchase of Common Stock	404	27.41711	12/30/2014
Sale of Common Stock(4)	(11,598)	26.27000	1/2/2015

(1) Represents a contribution of securities to LionEye Master Fund Ltd. from Claritus LionEye Master Trust. Claritus LionEye Master Trust no longer beneficially owns any securities of the Issuer.

(2) Represents a cross trade of securities to LionEye Master Fund Ltd. from the LionEye Capital Management Accounts and LionEye Onshore Fund LP.

(3) Represents a cross trade of securities to LionEye Master Fund Ltd. from LionEye Onshore Fund LP.

(4) Represents a cross trade of securities to LionEye Master Fund Ltd. from the LionEye Capital Management Accounts.